Exhibit 99.2

CONVERTIBLE NOTES PURCHASE AGREEMENT

by and between

MAKEMYTRIP LIMITED

and

CTRIP.COM INTERNATIONAL, LTD.

Dated as of January 7, 2016

EXHIBIT A-1	FORM OF FIRST CLOSING NOTE
EXHIBIT A-2	FORM OF SECOND CLOSING NOTE
EXHIBIT B	FORM OF OPINION OF COUNSEL

SCHEDULE A	LIST OF COVERED SUBSIDIARIES OF THE COMPANY

i

THIS CONVERTIBLE NOTES PURCHASE AGREEMENT (this “Agreement”) is made as of January 7, 2016, by and between:

(1) MakeMyTrip Limited, a public company incorporated under the Laws of Mauritius with limited liability (the “Company”); and

(2) Ctrip.com International, Ltd., an exempted company incorporated under the Laws of the Cayman Islands (the “Purchaser”).

W I T N E S S E T H:

WHEREAS, the Company desires to issue, sell and deliver to the Purchaser, and the Purchaser desires to purchase from the Company, the Notes (as defined below) pursuant to the terms and subject to the conditions of this Agreement;

WHEREAS, the Company and the Purchaser desire to enter into this Agreement on the terms and conditions hereof.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. As used herein, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any specified Person, any Person that controls, is controlled by, or is under common control with such Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise. For purposes of this Agreement and the Notes, each of the Directors of the Board of Directors, the Group Chief Executive Officer of the Company, the Chief Executive Officer – India of the Company, the Group Chief Financial Officer of the Company, the Group Chief Business Officer of the Company, the Chief Marketing Officer of the Company, the Chief Human Resource Officer of the Company, the Chief Technology Officer – International & Platforms of the Company, the Chief Technology Officer – India of the Company and the Chief Business Officer – Holidays of the Company shall be Affiliates of the Company; provided that the Company and its Subsidiaries shall not be deemed to be Affiliates of the Purchaser.

“Agreement” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, the State of New York, Singapore, Mauritius, New Delhi, Shanghai or Hong Kong are required by Law to be closed.

“Closings” shall mean the First Closing and the Second Closing, each with the meaning ascribed to such term in Section 2.2(a).

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Financial Statements” shall have the meaning ascribed to this term in Section 3.1(i)(ii).

“Company Material Adverse Effect” means any event, development, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition, financial or otherwise, or on the results of operation, earnings, business, management, operations or business prospects of the Company and its Covered Subsidiaries, taken as a whole.

“Company SEC Documents” shall have the meaning ascribed to this term in Section 3.1(i)(i).

“Constitution” means the certificate of incorporation, constitution, memorandum and articles of association or other constitutive documents, as amended.

“Covered Subsidiaries” means the entities identified in Schedule A hereto.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” shall have the meaning ascribed to this term in Section 3.1(f)(ii).

“First Closing” shall have the meaning ascribed to this term in Section 2.2(a).

“First Closing Note” shall have the meaning ascribed to this term in Section 2.1.

“First Closing Purchase Price” shall have the meaning ascribed to this term in Section 2.1.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any self-regulatory organization (including NASDAQ) with competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indenture” means the indenture dated as of the date of First Closing between the Company and the Trustee.

“Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents and applications therefor, including provisional applications, divisions, continuations, continuations-in-part, extensions, reexaminations and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (iv) published and unpublished works of authorship, whether copyrightable or not (including, without limitation, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property or proprietary rights.

“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, pledge, claim, security interest, easement, covenant, restriction, reservation, defect in title, encroachment or other encumbrance, lien (choate or inchoate), charge, equity, or other restriction or limitation, whether arising by contract or under Law.

“Money Laundering Law” shall have the meaning ascribed to this term in Section 3.1(f)(iv).

“NASDAQ” means The NASDAQ Global Market.

“Notes” means, in aggregate, both the convertible note issued to the Purchaser in the Closings, with a principal amount of US$180 million in total, pursuant to Section 2.1 below, substantially in the forms attached hereto as Exhibit A-1 and Exhibit A-2.

“Ordinary Shares” means ordinary shares of the Company, par value US$0.0005 per ordinary share.

“Permits” shall have the meaning ascribed to this term in Section 3.1(f)(v).

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a Governmental Authority.

“Proceeding” means any action, suit, claim, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, investigation or public inquiry commenced, brought, conducted or heard by or before, or otherwise involving, any arbitrator, arbitration panel, court or other Governmental Authority.

“Purchaser” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Purchaser Material Adverse Effect” means any event, development, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the authority or ability of the Purchaser to perform its obligations under this Agreement.

“Relevant Person” shall have the meaning ascribed to this term in Section 3.1(f)(iii).

“Sanctions” shall have the meaning ascribed to this term in Section 3.1(f)(iii).

“Sarbanes-Oxley Act” shall have the meaning ascribed to this term in Section 3.1(i)(i).

“SEC” means the United States Securities and Exchange Commission.

“Second Closing” shall have the meaning ascribed to this term in Section 2.2(a).

“Second Closing Note” shall have the meaning ascribed to this term in Section 2.1.

“Second Closing Purchase Price” shall have the meaning ascribed to this term in Section 2.1.

“Securities” means the Notes and the Ordinary Shares issuable upon conversion of the Notes.

“Securities Act” means the United States Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Subsidiary” means, as of the relevant date of determination, with respect to any Person (the “subject entity”), (i) any Person (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than fifty percent (50%) interest in the profits or capital of such Person are owned or controlled directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity, (ii) any Person, including for the avoidance of doubt any “variable interest entity,” whose financial statements, or portions thereof, are or are intended to be consolidated with the financial statements of the subject entity for financial reporting purposes in accordance with IFRS or (iii) any Person with respect to which the subject entity has the sole power to control or otherwise direct the business and policies of that entity directly or indirectly through another subsidiary or otherwise.

“Transaction Agreements” means this Agreement, the Notes and the Investor Rights Agreement.

“Trustee” means The Bank of New York Mellon, a national banking association.

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) The words “party” and “parties” shall be construed to mean a party or the parties to this Agreement, and any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(b) When a reference is made in this Agreement to a section or clause, such reference is to a section or clause of this Agreement.

(c) The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.

(d) Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”

(e) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(g) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(h) The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(i) The term “US$” means United States Dollars.

(j) The term “days” shall refer to calendar days.

(k) The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(l) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(m) References herein to any gender include the other gender.

(n) The parties hereto have each participated in the negotiation and drafting of this Agreement and if any ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts thereof.

PURCHASE AND SALE OF THE NOTES

Section 2.1 Sale and Issuance of Notes. Subject to the terms and conditions of this Agreement:

(a) at the First Closing, the Company agrees to issue and sell a Note with a principal value of US$100 million to the Purchaser, substantially in the form attached herein as Exhibit A-1 (the “First Closing Note”), and, in exchange, the Purchaser agrees to subscribe for and purchase the First Closing Note from the Company for an aggregate price of US$100 million (being 100% of the face value thereof) (the “First Closing Purchase Price”); and

(b) at the Second Closing, the Company agrees to issue and sell a Note with a principal value of US$80 million to the Purchaser, substantially in the form attached herein as Exhibit A-2 (the “Second Closing Note” and, together with the First Closing Note, the “Notes”), and, in exchange, the Purchaser agrees to subscribe for and purchase the Second Closing Note from the Company for an aggregate price of US$80 million (being 100% of the face value thereof (the “Second Closing Purchase Price”).

Section 2.2 Closings.

(a) The consummation of the transactions described in Section 2.1(a) (the “First Closing”) shall occur on the fifth (5th) Business Day following the date hereof, or such other time as the parties hereto shall mutually agree in writing, and (b) the consummation of the transactions described in Section 2.1(b) (the “Second Closing” and, together with the First Closing, the “Closings” and each, a “Closing”) shall occur on the tenth (10th) Business Day following the date hereof, or such other time as the parties hereto shall mutually agree in writing. At the First Closing, the Company shall deliver to the Purchaser (i) the First Closing Note dated the date of the First Closing and registered in the name of the Purchaser, (ii) the Indenture, the form and substance of which are to the reasonable satisfaction of the Purchaser, and (iii) an opinion of Mauritius counsel to the Company dated the date of the First Closing and substantially in the form attached hereto as Exhibit B, together against payment by the Purchaser to the Company or to its order of the First Closing Purchase Price by wire transfer of immediately available funds at First Closing to such account as designated by the Company in writing. At the Second Closing, the Company shall deliver to the Purchaser (i) the Second Closing Note dated the date of the Second Closing and registered in the name of the Purchaser and (ii) an opinion of Mauritius counsel to the Company dated the date of the Second Closing and substantially in the form attached hereto as Exhibit B, together against payment by the Purchaser to the Company or to its order of the Second Closing Purchase Price by wire transfer of immediately available funds at Second Closing to such account as designated by the Company in writing. Performance by each party under this Section 2.2 shall be tendered against performance by the other party of such other party’s obligations under this Section 2.2.

(b) Each of the Closings shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, or at such other place as the parties hereto shall mutually agree in writing.

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Purchaser as follows:

(a) Organization, Good Standing and Qualification. The Company has been duly incorporated, is validly existing as a public company limited by shares in current good standing under the Laws of Mauritius and each of the Company’s Covered Subsidiaries has been duly incorporated, is validly existing as a corporation, and in the case of MakeMyTrip.com Inc., is in good standing, under the Laws of the jurisdiction of its incorporation. The Company and each of its Covered Subsidiaries has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly qualified to transact business and, in the case of the Company and MakeMyTrip.com Inc., is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in current good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Authorization. The Company has all requisite corporate power to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements. The execution, delivery and performance of the Transaction Agreements by the Company and the issuance of the Ordinary Shares upon conversion of the Notes in accordance with its terms have been duly authorized by all necessary corporate action on the part of the Company. Each of the Transaction Agreements has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally. Save as set out in this Agreement and the other Transaction Agreements, no approval by the shareholders of the Company is required in connection with this Agreement or other Transaction Agreements, the performance by the Company of its obligations hereunder or thereunder, or the consummation by the Company of the transactions contemplated hereby or thereby.

(c) Valid Issuance of the Notes. The Notes being purchased by the Purchaser hereunder will, upon issuance pursuant to the terms hereof and upon payment therefor by the Purchaser, be a legally binding and valid obligation of the Company and enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally. The Ordinary Shares issuable upon conversion of the Notes have been duly authorized for issuance and, when issued upon conversion of the Notes will be duly and validly issued, fully paid and non-assessable, and will not be subject to any pre-emptive or similar rights and will rank pari passu in all respects with all other existing Ordinary Shares. For the purposes of this representation, the term “non-assessable” in relation to the Ordinary Shares means that holders of such Ordinary Shares, having fully paid up all amounts due on such Ordinary Shares, are under no further personal liability to contribute to the assets or liabilities of the Company in their capacities purely as holders of such Ordinary Shares.

(d) No Violation. The execution, delivery and performance by the Company of the Transaction Agreements, the issuance of the Ordinary Shares upon conversion of the Notes in accordance with its terms and the consummation of the other transactions contemplated hereby and thereby does not and will not (i) contravene, conflict with, or result in a breach or violation of, any provision of applicable Law or the Constitution of the Company or any of its Covered Subsidiaries, (ii) contravene, conflict with, or result in a breach or violation of, or result in the default of any of terms or provisions of, or constitute a default under, any license or certificate (including, without limitation, any global business license, Mauritius tax residence certificate or other business license), contract, indenture, mortgage, deed of trust, loan or credit agreement, note, franchise, all licenses, certificates, authorizations, concessions, approvals, orders and permits, lease or other agreement or instrument binding upon the Company or any of its Covered Subsidiaries or (iii) contravene, conflict with, or result in a breach or violation of, or constitute a default under, any applicable Governmental Order, except where such defaults under sub-section (ii) and (iii) would not, individually or in the aggregate, result in a Company Material Adverse Effect.

(e) Governmental Consents and Approvals. Subject to the truth and accuracy of the representations and warranties of the Purchaser in Section 3.2, save for the filings with respect to the new shareholder with the Mauritius Registrar of Companies and Financial Services Commission, the execution, delivery and performance by the Company of the Transaction Agreements do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority.

(f) Compliance with Applicable Laws; Permits.

(i) Each of the Company and each of its Covered Subsidiaries (A) is, and has at all times since March 31, 2015 through the date hereof been, in compliance with applicable Laws and (B) to the knowledge of the Company, since March 31, 2015 through the date hereof, has not received notice from any Governmental Authority alleging that the Company or any of its Covered Subsidiaries is in violation of any applicable Law, except, in the case of each of clauses (A) and (B), for such non-compliance and violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed in the Company SEC Documents. Except as disclosed in the Company SEC Documents, as of the date of this Agreement, no investigation or review by any Governmental Authority with respect to the Company or any of its Covered Subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Authority indicated an intention to conduct the same.

(ii) None of the Company, any of its Covered Subsidiaries, any of the Company’s or the Covered Subsidiaries’ respective directors, officers, employees or, to the Company’s knowledge, Affiliates, agents, in their capacity as a director, officer, agent, employee or Affiliate of the Company or any of the Covered Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) and any other applicable anti-corruption Laws to which they may be subject,. Each of the Company, its Covered Subsidiaries and, to the Company’s knowledge, their respective Affiliates have conducted their businesses in compliance with the FCPA and any other applicable anti-corruption Laws to which they may be subject and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(iii) None of the Company, any of its Covered Subsidiaries, their respective directors, officers, or to the knowledge of the Company, any of their respective agents, employees or Affiliates is an individual or entity (“Relevant Person”) currently the subject or target of any sanctions administered or enforced by the applicable Governmental Authorities, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; the Company will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any Covered Subsidiaries, joint venture partners or other Relevant Person, to fund any activities of or business with any Relevant Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Relevant Person (including any Relevant Person participating in the transactions contemplated hereby, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(iv) The operations of the Company and its Covered Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Law”); and no action, suit or proceeding by or before any Governmental Authority involving the Company or any of its Covered Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(v) Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed in the Company SEC Documents, (A) the Company and its Covered Subsidiaries have, and at all times since March 31, 2015 through the date hereof have had and have been in compliance with, all licenses, permits, qualifications, accreditations, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders of any Governmental Authority (collectively, the “Permits”), and have made all necessary filings required under applicable Laws, necessary to conduct the business of the Company and the Covered Subsidiaries, (B) since March 31, 2015 through the date hereof, neither the Company nor any of the Covered Subsidiaries has received any written notice of any violation of or failure to comply with any Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, and (C) each such Permit has been validly issued or obtained and is in full force and effect.

(g) Capitalization; Covered Subsidiaries.

(i) The stated capital of the Company is US$232,034,690.48, consisting of (A) 42,187,913 Ordinary Shares issued and outstanding, (B) 636,479 held in treasury, and (C) 3,958,866 reserved for issuance in respect of outstanding options to acquire Ordinary Shares, in each case as of December 31, 2015. Except as set forth in this Section 3.1(g), the Company has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(ii) As of December 31, 2015, 3,250,735 Ordinary Shares were issuable pursuant to 379,939 options and 2,870,796 restricted share units issued and outstanding pursuant to the Company’s 2001 Equity Option Plan and 2010 Share Incentive Plan. All outstanding Ordinary Shares have been duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(iii) Except as set forth above in this Section 3.1(g), the Company’s share buyback program and Ordinary Shares issuable to Hotel Travel Group, in the first quarter of 2016, there are no outstanding (A) shares of capital stock or voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (C) preemptive or other outstanding rights, options, warrants, conversion rights, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any shares of capital stock or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(iv) All outstanding shares of capital stock or other securities of the Covered Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and all such shares in the Covered Subsidiaries (except for directors’ qualifying shares or the like) are owned, directly or indirectly, by the Company free and clear of any Liens.

(v) Other than the Covered Subsidiaries set forth on Schedule A, there are no Subsidiaries that meet the definition of a “significant subsidiary” in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act.

(h) Registration Rights. Except as set forth in the Transaction Agreements and the Company SEC Documents, the Company has not granted to any Person the right to require the Company to register Ordinary Shares.

(i) SEC Matters; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all registration statements, prospectuses, proxy statements and other statements, reports, schedules, forms and other documents required to be filed or furnished by it with the SEC since March 31, 2015 through the date hereof (the “Company SEC Documents”). None of the Covered Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment: (A) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and any rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to the Company SEC Documents (as the case may be) and (B) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii) The financial statements (including any related notes) contained in the Company SEC Documents (collectively, the “Company Financial Statements”): (A) were prepared in accordance with IFRS applied on a consistent basis throughout the periods covered thereby and (B) fairly present in all material respects the consolidated financial position of the Company and the Covered Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the Covered Subsidiaries for the periods covered thereby, except as disclosed therein and as permitted under the Exchange Act.

(iii) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (A) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and the Board of Directors and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company. Since March 31, 2015, the Company has not identified any material weaknesses or significant deficiencies in the Company’s internal controls, and the Company’s auditors and the audit committee of the Board of Directors have not been advised of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since March 31, 2015, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(j) Absence of Certain Changes. Since March 31, 2015, (i) the Company and its Covered Subsidiaries have operated in the ordinary course of business in all material respects and (ii) there has not been a Company Material Adverse Effect.

(k) No Undisclosed Liabilities. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Covered Subsidiaries has any liabilities or obligations of a type required to be reflected on a balance sheet in accordance with IFRS other than (i) liabilities or obligations disclosed and provided for in the Company Financial Statements or in the notes thereto, (ii) liabilities or obligations that have been incurred by the Company or the Covered Subsidiaries since March 31, 2015 in the ordinary course of business or (iii) liabilities or obligations arising under or in connection with the transactions contemplated by this Agreement.

(l) Litigation.

(i) Except as set forth in the Company SEC Documents, as of the date of this Agreement, there is no pending Proceeding, and, to the knowledge of the Company, since March 31, 2015 through the date hereof, no Person has threatened to commence any Proceeding: (i) against the Company or any of the Covered Subsidiaries or any director or officer thereof (in their capacity as such), in each case, as would have, if decided adversely, individually or in the aggregate, a Company Material Adverse Effect or (ii) that challenges, or would reasonably be expected to have the effect of making illegal, restraining, enjoining or otherwise prohibiting or preventing the transactions contemplated by this Agreement.

(ii) There is no Governmental Order in effect to which the Company or any of the Covered Subsidiaries is a party or subject which materially interferes with the business of the Company and the Covered Subsidiaries as currently conducted, taken as a whole.

(m) NASDAQ. The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and the Company has no action pending to terminate the registration of the Ordinary Shares under the Exchange Act or delist the Ordinary Shares from the NASDAQ, nor has the Company received any notification that the SEC or the NASDAQ is currently contemplating terminating such registration or listing. The Company is not in violation of any listing requirements of the NASDAQ and has no knowledge of any facts that would reasonably be expected to lead to delisting or suspension of its Ordinary Shares from the NASDAQ in the foreseeable future.

(n) Intellectual Property. Except as set forth in the Company SEC Documents, (A) the Company owns, or possesses the right to use, all of the Intellectual Property, licenses, permits and other authorizations that are reasonably necessary for the operation of its business, without conflict with the rights of any other Person, except for failures to so own, or so possess the right to use, that would not have a Company Material Adverse Effect; (B) to the best knowledge of the Company, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by the Company or any of the Covered Subsidiaries infringes upon any rights held by any other Person, except for such infringements that would not have a Company Material Adverse Effect; (C) To the knowledge of the Company, no claim or litigation regarding any of the foregoing is pending or, threatened, which, either individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect.

(o) Title to Property. Except as set forth in the Company SEC Documents, the Company and its Covered Subsidiaries have good and marketable title to all material real property owned by the Company and its Covered Subsidiaries and good title to all other material properties owned by them, in each case, free and clear of all Liens except where failure to have good and marketable title to such real property or good title to all other properties owned by them would not, individually or in the aggregate, result in a Company Material Adverse Effect; all of the leases and subleases material to the business of the Company and its Covered Subsidiaries, taken as a whole, are valid, subsisting, enforceable and in full force and effect, and neither the Company nor any Covered Subsidiary has any notice of any material claim that has been asserted by anyone adverse to the rights of the Company or any Covered Subsidiary under any of the material leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Covered Subsidiary to the continued possession of the leased or subleased premises under any such material lease or sublease.

(p) Investment Company. The Company is not, and immediately after receipt of payment for the Notes will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(q) Taxes.

(i) The Company and its Covered Subsidiaries have filed all material tax returns that are required to have been filed by them pursuant to applicable Law, and have paid all material taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Covered Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided and except where the failure to file such tax returns would not result in a Company Material Adverse Effect and except as disclosed in the Company SEC Documents. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not, individually or in the aggregate, result in a Company Material Adverse Effect and except as disclosed in the Company SEC Documents.

(ii) Save for any registration of this Agreement in Mauritius, there are no stamp duty or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in Mauritius or India in connection with the execution and delivery of this Agreement or the issuance or sale of the Notes.

(r) Payments in Foreign Currency. Under current Laws of Mauritius and any political subdivision thereof, all dividends and other distributions declared and payable on the Securities and the underlying Ordinary Shares may be paid by the Company to the holder thereof in United States Dollars and freely transferred out of Mauritius without the necessity of obtaining any governmental authorization in Mauritius or any political subdivision or taxing authority thereof or therein.

(s) Offering. Subject to the truth and accuracy of the Purchaser’s representations set forth in Section 3.2, the offer, sale and issuance of the Notes are exempt from the registration requirements of the Securities Act and the Notes are not required to be qualified under the Trust Indenture Act of 1939.

(t) General Solicitation; No Integration. Neither the Company nor, to the knowledge of the Company, any other Person authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sale of the Notes. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be integrated with the Notes sold pursuant to this Agreement.

(u) Brokers. Neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Purchaser would be required to pay.

(v) No Additional Representations. The Company acknowledges that the Purchaser makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Purchaser to the Company in accordance with the terms hereof and thereof.

Section 3.2 Representations and Warranties of the Purchaser. In connection with the transactions provided for herein, the Purchaser hereby represents and warrants to the Company that:

(a) Existence and Power. The Purchaser is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization and has all necessary corporate power and authority to enter into this Agreement and other Transaction Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) Authorization. The execution, delivery and performance of this Agreement and the Notes by the Purchaser have been duly authorized by all necessary corporate action on its part. This Agreement has been duly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally. Without limiting the generality of the foregoing, no approval by its shareholders is required in connection with this Agreement and the Notes, the performance by it of its obligations hereunder and thereunder, or the consummation by the Purchaser of the transactions contemplated hereby and thereby.

(c) Purchase Entirely for Own Account. The Purchaser is acquiring the Notes for investment for its own account and not with a view to the distribution thereof in violation of the Securities Act. The Purchaser acknowledges that it can bear the economic risk of its investment in the Note, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Note.

(d) No Violation. The execution, delivery and performance by the Purchaser of this Agreement and the Notes do not and will not (i) violate, conflict with or result in the breach of any provision of its memorandum and articles of association (or similar organizational documents), (ii) subject to the truth and accuracy of the representations and warranties of the Company in Section 3.1(t), conflict with or violate any Law or Governmental Order applicable to it or any of its assets, properties or businesses or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party or result in the creation of any Liens upon any of its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(e) Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and the Notes do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority.

(f) Legend. The Purchaser understands that the certificate representing each of the Notes will bear a legend to the following effect:

“THIS NOTE AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER SECURITIES LAWS. THIS NOTE AND THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. HOLDERS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.”

(g) Private Placement. The Purchaser understands that (a) the Notes have not been registered under the Securities Act or any state securities Laws, by reason of its issuance by the Company in a transaction exempt from the registration requirements thereof and (b) the Notes may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder. The Purchaser represents that it is not a U.S. person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act, and confirm and agree that the offer or sale of the Notes to the Purchaser is outside the United States in an “offshore transaction” and such acquisition or purchase of the Notes is not a result of any general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) with respect to purchase of the Notes or any “directed selling efforts” in the United States (as each of the terms are defined in Regulation S under the Securities Act).

(h) (a) Without prejudice to the Company’s representations and warranties set forth in Section 3.1, the Purchaser has had access to all public information filed or furnished by the Company to the SEC without undue difficulty and have made such investigation with respect to the Company and the Notes, as it deems necessary to make its investment decision; (b) the Purchaser has made its own assessment and has satisfied itself concerning the tax, legal, regulatory and financial considerations relevant to its investment in the Notes; and (c) the Purchaser has had the opportunity to ask questions concerning the terms and conditions of this Agreement.

(i) No Additional Representations. The Purchaser acknowledges that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to the Purchaser in accordance with the terms hereof and thereof.

MISCELLANEOUS

Section 4.1 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, except as expressly provided in this Agreement.

Section 4.2 Governing Law; Selection of Forum; Submission to Jurisdiction; Service of Process.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. The Company irrevocably consents and agrees, for the benefit of the Purchaser, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Agreement or the Notes or the transactions contemplated herein or therein shall be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and hereby (i) irrevocably consents and submits to the exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues, (ii) waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement or the Notes or the transactions contemplated herein or therein brought in any such court, (iii) waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (iv) subject to Section 4.2(b), agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 4.4.

(b) The Company irrevocably appoints MakeMyTrip Inc. as its authorized agent in the Borough of Manhattan, New York City, New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to 60 East 42nd Street, Suite 411, New York, NY 10165, U.S.A., shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect. If for any reason such agent shall cease to be such agent for service of process, the Company shall forthwith appoint a new agent of recognized standing for service of process in the State of New York and deliver to the Purchaser a copy of the new agent’s acceptance of that appointment within ten Business Days of such acceptance. Nothing herein shall affect the right of the Purchaser to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against the Company in any other court of competent jurisdiction. To the extent that the Company has or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives such immunity in respect of its obligations hereunder or under the Notes.

Section 4.3 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 4.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (i) on the date of delivery if delivered in person, (ii) on the date of confirmation of receipt of transmission by facsimile or other form of electronic delivery (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or (iii) three (3) Business Days after deposit with an internationally recognized express courier service to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.4):

If to the Company, to:

MakeMyTrip Limited
J-6/11A, DLF Phase II, Gurgaon,
Haryana, India

Attention:	Deep Kalra
Facsimile:	+91 124 4395100

with a copy to:

Latham & Watkins LLP
9 Raffles Place, #42-02
Republic Plaza, Singapore 048619

Attention:	Rajiv Gupta
Facsimile:	+65.6536.1171

If to the Purchaser, to:

Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335, People’s Republic of China

Attention:	Chief Strategy Officer
Facsimile:	+86.21.5251.0000

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong

Attention:	Z. Julie Gao, Esq. / Haiping Li, Esq.
Facsimile:	+852.3740.4727

Section 4.5 Fees and Expenses. Each party hereto shall pay all of its own fees and expenses (including attorneys’ fees) incurred in connection with this Agreement and the transactions contemplated hereby.

Section 4.6 Entire Agreement. This Agreement, the Notes and the other documents delivered pursuant hereto constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties and/or their Subsidiaries and Affiliates with respect to the subject matter of this Agreement.

Section 4.7 Amendment. Any provision of this Agreement may be amended if, but only if, such amendment is in writing and is duly executed and delivered by or on behalf of each of the parties hereto.

Section 4.8 Waiver and Extension. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. No waiver of any representation, warranty, agreement, condition or obligation granted pursuant to this Section 4.8 or otherwise in accordance with this Agreement shall be construed as a waiver of any prior or subsequent breach of such representation, warranty, agreement, condition or obligation or any other representation, warranty, agreement, condition or obligation and no waiver of any condition granted pursuant to this Section 4.8 or otherwise in accordance with this Agreement shall be construed as a waiver of any representation, warranty, agreement or covenant to which such condition relates. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 4.9 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced under any applicable Law or any Governmental Order, such term or other provision shall be excluded from this Agreement and all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and the Purchaser shall negotiate together in good faith to modify this Agreement so as to effect the original intent of both the Company and the Purchaser as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 4.10 Public Disclosure. Without limiting any other provision of this Agreement, each of the Purchaser and the Company shall consult with the other and issue a joint press release with respect to the execution of this Agreement, the Notes and the transactions contemplated hereby and thereby. Thereafter, neither the Company nor the Purchaser, nor any of their respective Subsidiaries, shall issue any press release or other public announcement or communication (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to the transactions contemplated hereby or thereby without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent a party’s counsel deems such disclosure necessary in order to comply with any Law or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing party shall give the other parties notice as promptly as is reasonably practicable of any required disclosure to the extent permitted by applicable Law), shall limit such disclosure to the information such counsel advises is required to comply with such Law or regulations, and if reasonably practicable, shall consult with the other party regarding such disclosure and give good faith consideration to any suggested changes to such disclosure from the other party. Notwithstanding anything to the contrary in this Section 4.10, each of the Purchaser and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not materially inconsistent with previous press releases, public disclosures or public statements made jointly by the Purchaser and the Company and do not reveal material, non-public information regarding the other parties or the transactions contemplated this Agreement.

Section 4.11 Waiver of Jury Trial. EACH OF THE COMPANY AND THE PURCHASER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 4.12 Further Assurances. From time to time, each party hereto shall execute and deliver to the other party hereto such additional documents and shall provide such additional information to such other party as such other party may reasonably require to carry out the terms of this Agreement and the Notes.

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IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement as of the date first above written.

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Capacity:	Founder and Group CEO

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jianzhang Liang
Name:	Jianzhang Liang
Capacity:	Chairman & CEO

[Signature Page to Note Purchase Agreement]

EXHIBIT A-1

FORM OF FIRST CLOSING NOTE

Exhibit A

EXHIBIT A-2

FORM OF SECOND CLOSING NOTE

Exhibit A

EXHIBIT B

FORM OF OPINION OF COUNSEL

Exhibit B

SCHEDULE A

LIST OF COVERED SUBSIDIARIES OF THE COMPANY

1.	MakeMyTrip Inc. (Delaware, U.S.A.)

2.	MakeMyTrip (India) Private Limited (India)

3.	Luxury Tours & Travel Pte Ltd (Singapore)

4.	MakeMyTrip FZ-LLC (United Arab Emirates)

5.	Luxury Tours (Malaysia) Sdn. Bhd. (Malaysia)

6.	Techblend Inc. (British Virgin Islands)

7.	Hotel Travel Limited (Malaysia)

8.	HTN Co., Ltd. (Thailand)

9.	ITC Bangkok Co., Ltd. (Thailand)

10.	Easy to Book Holding B.V. (Netherlands)

11.	Easy to Book Service B.V. (Netherlands)

Schedule A